Exhibit 99.1

Accenture to Strengthen Digital Marketing and eCommerce Capabilities

with Acquisition of Acquity Group

NEW YORK and CHICAGO; May 17, 2013 — Accenture (NYSE: ACN) and Acquity Group Ltd. (NYSE MKT: AQ) have entered into a definitive agreement under which Accenture will acquire Acquity Group, a leading digital marketing and eCommerce company.  The acquisition will further strengthen and expand the broad range of digital marketing services that Accenture provides to clients.

Accenture has agreed to pay $13.00 per outstanding American Depositary Share, each of which represents two ordinary shares ($6.50 per ordinary share), or a total of approximately $317 million, in cash for Acquity Group.  The acquisition is subject to Acquity Group shareholder approval as well as other customary closing conditions.

Acquity Group provides strategy, digital marketing, and technical services to hundreds of companies to enhance their brand experiences and eCommerce performance. The acquisition will broaden Accenture’s own services in these areas, which the company provides through Accenture Interactive, its group that offers chief marketing officers (CMOs) and brand leaders a comprehensive suite of marketing, technology and analytics solutions to help them improve their marketing performance.

The addition of Acquity Group’s skills and capabilities in eCommerce and leading digital platforms such as Adobe and hybris, supported by Accenture’s industry depth and global delivery capability, will help Accenture Interactive further address the most pressing needs of today’s CMO in the midst of a digital transformation in marketing.

Acquity Group is the second-largest independent digital marketing company in the United States.  It has grown rapidly in recent years, with revenues of $141 million for 2012, an increase of 32 percent over 2011.  Once the acquisition is complete, Acquity Group’s more than 600 employees are expected to join Accenture Interactive.

“Chief marketing officers and brand leaders are looking for a new type of service provider that can blend the creative process with analytics and enabling technologies to engage consumers and deliver compelling user experiences across channels,” said Brian Whipple, global managing director of Accenture Interactive.  “The acquisition of Acquity Group will expand our capabilities in key areas of digital marketing and eCommerce, complementing our strengths in strategy, analytics, scaled technology enablement and marketing operations.”

Chris Dalton, CEO of Aquity Group, said, “As one of the pioneers in eCommerce and digital marketing services, Acquity Group is pleased to be joining forces with Accenture, one of the largest and most successful consulting, technology and outsourcing companies in the world.  Our combined expertise will allow us to deliver transformational ebusiness solutions for our clients at scale and attract the best talent in the industry.”

Blackstone Advisory Partners L.P. is acting as financial adviser to Accenture and Kirkland & Ellis LLP is acting as its legal adviser with regard to the transaction.  Goldman Sachs (Asia) L.L.C. is acting as financial adviser to Acquity Group and Shearman & Sterling LLP is acting as its legal adviser with regard to the transaction.

About Accenture

Accenture is a global management consulting, technology services and outsourcing company, with approximately 261,000 people serving clients in more than 120 countries.  Combining unparalleled experience, comprehensive capabilities across all industries and business functions, and extensive research on the world’s most successful companies, Accenture collaborates with clients to help them become high-performance businesses and governments.  The company generated net revenues of US$27.9 billion for the fiscal year ended Aug. 31, 2012.  Its home page is www.accenture.com.

Accenture Interactive helps the world’s leading brands drive superior marketing performance across the full multichannel customer experience.  Comprising more than 4,000 Accenture professionals dedicated to serving the marketing function, Accenture Interactive offers integrated, industrialized and industry-driven marketing solutions and services across consulting, technology and outsourcing powered by analytics.  Follow @AccentureSocial or visit Accenture Interactive.

About Acquity Group

Acquity Group is a leading global Brand eCommerce® and digital marketing company, creating award-winning digital experiences for global brands. Our multi-disciplinary approach brings together strategy, design, and technology to create unique brand experiences that build firm customer relationships. Acquity Group works with leading brands like Adobe, American Express, General Motors, Grainger, and Tommy Bahama through offices in North America.

Forward-Looking Statements

Except for the historical information and discussions contained herein, statements in this news release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “may,” “will,” “should,” “likely,” “anticipates,” “expects,” “intends,” “plans,” “projects,” “believes,” “estimates,” “positioned,” “outlook” and similar expressions are used to identify these forward-looking statements. These statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied. These include, without limitation, risks that: Accenture and Acquity Group will not be able to close the transaction in the time period anticipated, or at all, which is dependent on the parties’ ability to satisfy certain closing conditions; the transaction might not achieve the anticipated benefits for Accenture; Accenture’s and Acquity Group results of operations could be adversely affected by volatile, negative or uncertain economic conditions and the effects of these conditions on Accenture’s and Acquity Group clients’ businesses and levels of business activity; Accenture’s and Acquity Group businesses depend on generating and maintaining ongoing, profitable client demand for Accenture’s and Acquity Group services and solutions, and a significant reduction in such demand could materially affect Accenture’s or Acquity Group’s results of operations; if Accenture or Acquity Group is unable to keep its supply of skills and resources in balance with client demand around the world and attract and retain professionals with strong leadership skills, Accenture’s or Acquity Group business, the utilization rate of Accenture’s or Acquity Group’s professionals and Accenture’s or Acquity Group’s results of operations may be materially adversely affected; the markets in which Accenture and Acquity Group compete are highly competitive, and Accenture and Acquity Group might not be able to compete effectively; Accenture or Acquity Group could have liability or Accenture’s or Acquity Group’s reputation could be damaged if Accenture or Acquity Group fails to protect client and/or company data or information systems as obligated by law or contract or if Accenture’s or Acquity Group’s information systems are breached; as a result of Accenture’s geographically diverse operations and its growth strategy to continue geographic expansion, Accenture is more susceptible to certain risks; Accenture’s Global Delivery Network is increasingly concentrated in India and the Philippines, which may expose it to operational risks; Accenture’s and Acquity Group’s results of operations could materially suffer if Accenture and Acquity Group are not able to obtain sufficient pricing to enable it to meet their profitability expectations; if Accenture’s pricing estimates do not accurately anticipate the cost, risk and complexity of Accenture performing its work or third parties upon whom it relies do not meet their commitments, then Accenture’s contracts could have delivery inefficiencies and be unprofitable; Accenture’s work with government clients exposes Accenture to additional risks inherent in the government contracting environment; Accenture’s and Acquity Group’s businesses could be materially adversely affected if Accenture or Acquity Group incurs legal liability in connection with providing its services and solutions; Accenture’s and Acquity Group’s results of operations could be materially adversely affected by fluctuations in foreign currency exchange rates; Accenture’s and Acquity Group’s results of operations and ability to grow could be materially negatively affected if Accenture and Acquity Group cannot adapt and expand its services and solutions in response to ongoing changes in technology and offerings by new entrants; Accenture’s alliance relationships may not be successful or may change, which could adversely affect Accenture’s results of operations; outsourcing services and the continued expansion of Accenture’s other services and solutions into new areas subject Accenture to different operational risks than its consulting and systems integration services; Accenture’s and Acquity Group’s services or solutions could infringe upon the intellectual property rights of others or Accenture and Acquity Group might lose its ability to utilize the intellectual property of others; Accenture and Acquity Group have only a limited ability to protect their intellectual property rights, which may be important to Accenture’s or Acquity Group ‘s success; Accenture’s and Acquity Group’s ability to attract and retain business and employees may depend on their reputations in the marketplace; Accenture might not be successful at identifying, acquiring or integrating businesses or entering into joint ventures; Accenture’s profitability could suffer if its cost-management strategies are unsuccessful, and Accenture may not be able to improve its profitability through improvements to cost-management to the degree it has done in the past; many of Accenture’s contracts include payments that link some of its fees to the attainment of performance or business targets and/or require Accenture to meet specific service levels, which could increase the variability of Accenture’s revenues and impact its margins; changes in Accenture’s or Acquity Group’s level of taxes, and audits, investigations and tax proceedings, or changes in Accenture’s treatment as an Irish company, could have a material adverse effect on Accenture’s or Acquity Group’s results of operations and financial condition; if Accenture is unable to manage the organizational challenges associated with its size, Accenture might be unable to achieve its business objectives; if Accenture or Acquity Group is unable to collect its receivables or unbilled services, Accenture’s or Acquity Group’s results of operations, financial condition and cash flows could be adversely affected; Accenture’s and Acquity Group’s share price and results of operations could fluctuate and be difficult to predict; Accenture’s and Acquity Group’s results of operations and share price could be adversely affected if it is unable to maintain effective internal controls; Accenture may be subject to criticism and negative publicity related to its incorporation in Ireland; as well as the risks, uncertainties and other factors discussed under the “Risk Factors” heading in Accenture plc’s most recent annual report on Form 10-K and Acquity Group’s most recent annual report on Form 20-F and other documents filed with or furnished to the Securities and Exchange Commission by Accenture and Acquity Group. Statements in this news release speak only as of the date they were made, and Accenture and Acquity Group undertake no duty to update any forward-looking statements made in this news release or to conform such statements to actual results or changes in Accenture’s or Acquity Group’s expectations.

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Contacts:

Alex Pachetti

Accenture
+ 1 (917) 452-5519
alex.pachetti@accenture.com

Matt Schmeltz

Acquity Group

+ 1 (312) 427-2470

matt.schmeltz@acquitygroup.com